EARLY WARNING REPORT
PART 3, NATIONAL INSTRUMENT 62-103

1. **Name and Address of Offeror:**

   Kobex Minerals Inc.
   Suite 1700 - 700 West Pender St.
   Vancouver, British Columbia
   Canada, V6C 1G8

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:**

   Effective October 26, 2009, the Offeror sold an aggregate of 8,333,333 common share purchase warrants (the "Warrants") of Blue Sky Uranium Corp. (the "Company") for gross proceeds of Cdn$528,333.31.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:**

   Immediately following the sale of the Warrants, the Offeror has ownership and control over a total of 8,333,333 common shares of the Company, which represents approximately 18.59% of the issued and outstanding common shares of the Company (based on an issued and outstanding share capital of 44,820,000 common shares).

4. **Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:**

   (a) **The Offeror, either alone or together with any joint actors, has ownership and control:**

   See paragraph 3 above.

   (b) **The Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:**

   Not applicable.

   (c) **The Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

5. **The name of the market in which the transaction or occurrence giving rise to the report took place:**

   The Warrants were sold in a private transaction.

6. **The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file this report:**

   Not applicable.

7. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   The Offeror originally acquired control of 5,583,333 Shares and 5,583,333 of the Warrants on October 29, 2008 in a transaction to effect a change of control of the Company. The Offeror made the decision to sell the Warrants for investment reasons. The Offeror may dispose of or acquire control of additional securities of the Company for investment purposes.

8. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   See paragraph 2 above.

9. **The names of any joint actors in connection with the disclosure required in this Report:**

   Not applicable.

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

    The Offeror disposed of the Warrants for aggregate proceeds of Cdn$528,333.31.

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

    See paragraphs 2 and 3 above.

12. **If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance:**

    Not applicable.

Dated this 27th day of October, 2009.

KOBEX MINERALS INC.

Per: ______________________________

Authorized Signatory
Name: Alfred Hills
Title: President/CEO